APTDECO (YC W14)

The YC-backed furniture resale platform powering the $702B industry



aptdeco.com New York, NY [in] [◎] [🔊]   Marketplace Y Combinator Consumer Goods Minority Founder Home Tech

Highlights



Y Combinator
Raised from Y Combinator

1. $84M furniture gross merchandise volume (GMV) & $31M revenue

2. 500K+ users & 200+ retail stores including West Elm, Pottery Barn, Article, IKEA, and Room & Board

3. 49% profit margin & net promoter score (NPS) of 58

4. On track to be cash flow positive in 2024 (not guaranteed)

5. 33M pounds of furniture diverted from landfills

6. Led by ex-Goldman Sachs, L'Oreal, and Amazon executives

7. Backed by venture investors including Y Combinator and Initialized Capital

8. New York Times, Good Morning America, Architectural Digest, and TechCrunch features

Our Team



Reham Fagiri Co-Founder & CEO

Product visionary. YC'14 alum. Ex-Goldman Sachs. Managed tech products generating billions in revenue for the firm. Built & launched software for 30K+ users & lead teams of 100+. University of Maryland Engineering BSc. University of Pennsylvania MBA.



Kalam Dennis Co-Founder & CRO

Growth whiz. Former L'Oreal VP. Launched brands like Colossal & Falsies at Walgreens & Target to drive $400M+ in sales. Scaled classics like Maybelline Great Lash to 8M+ daily consumers. Clark Atlanta University Marketing BA.



Ben Gomilla Director of Operations

Operations pro. Ex-Amazon. Launched & led the largest U.S. Amazon Fresh Fulfillment Center, managing 1000+ employees and 57M outbound units annually. Boosted ARR to $50M at Real Capital Analytics. Fordham University Economics BS. New York University MBA.



Brad Pease Director of Engineering

Engineering expert. Built financial research platform for hedge fund clients managing $5B+ AUM. Achieved above industry load time for complex financial analysis tools & calculations. Rochester Institute of Technology Computer Science BSc.

Science BSc.



Jamie Hoyt-Vitale Product

Brand guru. Former creative for Rent the Runway (RTR) and StreetEasy (Zillow). Developed RTR partnerships with L'Oréal, Birchbox, Pantene, & Drybar. School of Visual Arts Graphic Design BFA.

Why AptDeco?



AptDeco is a venture-backed resale platform making buying and selling furniture easy, efficient, and sustainable.

Led by former executives from Goldman Sachs, L'Oréal, and Amazon, we completely eliminate the hassles of traditional furniture exchange.

An EBITDA profitable business with $84M+ in furniture sold, top brands like West Elm, Pottery Barn, IKEA, Room & Board, and Design Within Reach and 500K+ active users, AptDeco's lovable brand is driving the circular economy for furniture.

1 in 3

consumers have bought secondhand furniture in the last year



At AptDeco, we believe that a well-loved home can be stylish and environmentally friendly. By connecting consumers with the perfect furniture, we not only help them save and earn money, but we're also diverting millions of pounds of furniture from landfills.

Backed by Y Combinator and Tier I venture funds including Initialized Capital, AptDeco is revolutionizing the $702B furniture market.

We're on track to profitability this year and expanding rapidly



$84M
FURNITURE GMV

$590
AVERAGE ORDER VALUE

49%
PROFIT MARGIN

33M lbs
OF FURNITURE DIVERTED
FROM LANDFILLS*

*Equivalent to removing 6.5M cars from the road

What started as a New York startup has now expanded nationally, unlocking access to the best furniture while serving both our buyers and sellers from coast to coast.





500K+
USERS



200+
RETAILERS



west elm | Crate&Barrel | Room&Board | WILLIAMS SONOMA
RESTORATION HARDWARE | IKEA | LA-Z-BOY | CB2
DESIGN WITHIN REACH | BoConcept | ARTICLE. | feather
POTTERY BARN | BLUEGROUND | abc carpet & home | Knoll

**AptDeco is on track to profitability in H2 2024.*

AptDeco is addressing the overwhelming complexities of buying and selling furniture

Americans spend $900B on home improvement projects every year, and a whopping $200B is spent on furniture alone.



Americans spend
$200B
on furniture anually

People want furniture that fits changing tastes and new life events, whether upgrading for kids, bringing home a pet, buying a house, or moving in with a new roommate. Due to constantly evolving needs, many have turned to buying secondhand.

70% of millennials and Gen-Z want to buy secondhand



However, existing methods of buying and selling used furniture through sites like Craigslist and Facebook Marketplace fail to provide a good consumer experience. Haggling, no-shows, and awkwardly coordinating with strangers leads to frustration and wasted resources. And, meeting strangers to exchange goods carries potentially dangerous risks.



12M+ tons of used furniture get landfilled each year

For those who buy new furniture, the environmental impact is staggering as over 12M tons of used furniture end up in landfills each year– that's more than a *million* garbage trucks.

The linear consumption model—where furniture is bought, used, and then discarded—is unsustainable and harmful to our environment. People want a solution that is efficient, safe, *and* environmentally friendly.

AptDeco's integrated platform is reimagining how people buy furniture



Enter AptDeco.

We're on a mission to transform the $702B furniture market, offering a seamless and sustainable way to buy and sell furniture. Our integrated platform makes furnishing a home easy.

✕ **Buying New** Expensive, wasteful, & takes weeks to months to ship.	✕ **Resale on Social** Confusing, awkward, & potentially dangerous.



AptDeco
Efficient, cost-effective, & sustainable.

From listing to delivery, AptDeco manages the entire resale process



Let's start listing your furniture.

With AptDeco, sellers can easily list their furniture with our enhanced photo and description tools and our pricing algorithm, which ensures competitive pricing to attract buyers quickly. Our advanced curation technology highlights high-demand items, making them more visible to potential buyers and increasing the chances of a quick sale.

Buyers can, in turn, browse a curated selection of high-quality furniture from top brands, offering everything from vintage classics like a Herman Miller Eames Chair to modern designs like a West Elm dining table, using filters to search by brand, category, color, and more.



1
SELLERS
List your furniture
2
BUYERS
Browse furniture
3
BUYERS
Request to purchase
4
SELLERS
Confirm purchase
5
BUYERS & SELLERS
Schedule pickup &

request delivery

AptDeco's proprietary scheduling and logistics software ensures a seamless pickup and delivery process. Our logistics team ensures furniture is safely moved from seller to buyer. Buyers don't have to wait weeks for new furniture to arrive; we offer delivery within a few days, competitive with quick retailers like Wayfair and Amazon.

Our comprehensive technology also allows for flexible scheduling, making it convenient for both buyers and sellers.



AptDeco

All financial transactions are managed through our secure platform, protecting both buyers and sellers from fraud and ensuring peace of mind.

We power resale for the world's leading furniture brands

We've now partnered with over 200 retail stores including West Elm, Pottery Barn, Article, and La-Z-Boy to bring our customers the best collection of gently used furniture anywhere.

west elm POTTERY BARN LA-Z-BOY

Furniture retailers (big and small) face challenges with selling through their floor models and returns. In fact, furniture and home furnishings have the highest return rate among all product categories, at 15.8%.

AptDeco provides retail partners new resale distribution channels and access to customers seeking high-quality discounted furniture.

DISTRIBUTION CHANNELS FOR RETAILERS

Excess Inventory	Product Returns	Floor Models
Offload surplus stock	Recapture value from returns	Sell gently used displays

RESALE CHANNEL FOR CUSTOMERS



Sell items to replace

Replace with new product

Trusted and loved by 500K+ customers

"

Customer service is very quick to respond and helpful. Delivery is always quick and painless too! Will be ordering more.

– JESSICA E. | GOOGLE

"

Outstanding, stop wasting your time anywhere else. AptDeco is my new obsession, thank you so much!

– JUSTIN P. | GOOGLE

"

This was our first experience buying something from AptDeco and we are delighted with the whole experience! The delivery team rocked! Most importantly our new

platform bed with storage is in perfect condition! I would highly recommend using this service!

– COLLEEN M. | YELP

We've helped our customers save $70M+ and our sellers earn $30M+ from selling furniture.



$30M+
IN SALES
$70M+
IN SAVINGS

We're proud to have over 40K customer reviews with a 4.6 out of 5 average rating, a 60% reorder rate, and an NPS score of 58.

40K+	4.6★	60%	58
CUSTOMER REVIEWS	AVERAGE RATING	PREORDER RATE	NPS SCORE

Our world-class team has created 1B+ in enterprise value







Reham Fagiri
CO-FOUNDER & CEO

Kalam Dennis
CO-FOUNDER & CRO

Benedict Gomilla
DIRECTOR OF OPS





Brad Pease
DIRECTOR OF ENG

Jamie Hoyt-Vitale
PRODUCT















amazon Goldman Sachs L'ORÉAL Time Inc.

WILLIAMS SONOMA CALIFORNIA Wharton University of Pennsylvania COLUMBIA UNIVERSITY

AptDeco's team has managed tech products generating billions in revenue and led teams of over 1,000 people at the world's biggest companies like Goldman Sachs, L'Oreal, and Amazon. With expertise in brand development, we've launched global companies that have created billions in value and captivated 8M+ daily consumers.

In the past decade, we've transformed AptDeco into a beloved brand. Now, we're ready to leverage our collective experience to build AptDeco into a household name across the globe.

We're revolutionizing the $702B global furniture market

As the first choice for furniture shoppers, AptDeco is transforming the $702B global furniture market, which is growing at a CAGR of 6%.



$58B
RESALE MARKET
$702B
10.4%



GLOBAL MARKET   CAGR

At the same time, the $58B furniture resale market is booming, driven by sustainable consumer habits and a growing preference for secondhand goods.

AptDeco is reenvisioning an industry like the major disruptors of our time



$92B Market Cap — airbnb

$45B Market Cap — DOORDASH

AptDeco

Transaction fees, delivery services, and partnerships offer diversified revenue streams

AptDeco generates revenue through transaction fees on each sale ranging from 13% to 49% and delivery services. With curated listings, no warehousing, proprietary logistics software, and in-house delivery, we've achieved $23M in cumulative revenue on $84M in GMV.



Our peer-to-peer model fueled AptDeco to profitability:

Transaction fee on each sale + delivery service fee

For brands, AptDeco not only benefits from transaction and delivery service fees, we generate recurring revenue from subscription fees. Our diversified approach ensures a steady and growing income stream, with profitable unit economics, an immediate customer acquisition payback period, a 49% profit margin, and a unit contribution margin of $61.

We're poised to reach $200M+ GMV in 3 years



Listings   Transactions

600K
500K
400K
300K
200K
100K
50K

Listings: 99K, 168K, 310K, 512K
Transactions: 37K, 66K, 127K, 212K

2024   2025   2026   2027

Future financial projections are not guaranteed.

AptDeco is scaling rapidly, on track to reach 200K+ transactions in the next three years.

AptDeco is creating a connected furniture ecosystem



Product Roadmap

2025/2026

Launch app

2024

Expand product offerings
for kids & toddlers

2024/2025

Integrate AI into listing
and logistics processes

Our roadmap of continued product innovation, expansion into new markets, innovation in our logistics software that will reduce cost and improve pickup/delivery times and the launch of our app will build AptDeco into the go-to online furniture resale platform that meets the needs of buyers and sellers across the globe.

Invest in the future of furniture

AptDeco is leading the furniture resale revolution.

We're raising on Wefunder to give our 500K+ users, fans of the brand, and passionate retail investors the unique opportunity to own a financial stake in our success alongside top-tier investors like Y Combinator and Initialized Capital.

AptDeco is reimagining the furniture market, making furnishing a home as easy as renting one on Airbnb. With your investment, AptDeco is on track to become the first choice for furniture– everywhere.

Join us in reshaping the future of furniture. Invest today.



AptDeco

INVEST TODAY

wefunder.com/aptdeco